

June 25, 2012

Via E-mail
Mr. Daniel J. D'Arrigo
Executive Vice President, Chief Financial Officer and Treasurer
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re:** **MGM Resorts International**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-10362**

Dear Mr. D'Arrigo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Current Operations, page 36

1.   In future Exchange Act periodic reports, please supplement your key performance disclosures to explain how you actually calculate ADR. The expanded disclosure should clearly address how complimentary rooms impact the calculation.

Other Factors Affecting Liquidity, page 56

2.   In future Exchange Act periodic reports, please supplement your discussion in this section or elsewhere under this subheading with a discussion of anticipated cash uses for

the next fiscal year, including debt payments, interest payments, and anticipated development costs.

Item 15. Exhibits, Financial Statement Schedules, page 69

3.   We note that you have not filed the exhibits and schedules to the Seventh Amended and Restated Loan Agreement that the company has entered into and included as an exhibit to the Form 8-K filed February 27, 1012, which appears to supersede exhibit 10.1(1). Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in a Form 8-K, or as an exhibit to your next periodic report.

Consolidated Statements of Operations, page 86

4.   Please tell us how you determined to present the gain on MGM China transaction as part of operating income. We note that until June 3, 2011 the investment in MGM China was an equity method investment and equity in earnings is non-operating.

Note 3 – MGM China Acquisition, page 97

5.   Please provide us with a detailed analysis of your calculation of the fair value of MGM China and of the gaming subconcession. Additionally, please provide us with a detailed analysis of how you determined to amortize the gaming subconcession over the life of the land concession, and refer to any accounting literature you relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Mike McTiernan at (202) 551-3852 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief